

July 15, 2014

Mr. Zhengting Deng
Chief Financial Officer
UHF Incorporated
Chunshugou Luanzhuang Village
Zhuolu County, Zhangjiakou
Hebei Province, China 075600

> **Re: UHF Incorporated**
> **Item 4.01 Form 8-K**
> **Filed July 7, 2014**
> **File No. 000-49729**

Dear Mr. Deng:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, or by advising us when you will provide the requested response.   If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing any amendment to your filing and any information you provide in response to the comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant

1. Please confirm that you will amend this Item 4.01 Form 8-K to comply with the disclosure requirements for Item 304 of Regulation S-K for the termination of the engagement with Louis Plug & Co. LLP and the engagement of the Company's new independent registered public accountant.

2. Also upon amending your filing, please include, as Exhibit 16, a letter from your former accountants, Louis Plug & Co., LLP, addressing the revised Form 8-K disclosures, as required by Item 304(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen Torney, Staff Accountant, at (202) 551-3652 if you have questions regarding the comments.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief